Weil, Gotshal & Manges LLP	Wachtell, Lipton, Rosen & Katz
767 Fifth Avenue	51 West 52nd Street
New York, New York 10153	New York, NY 10019
July 8, 2009
VIA EDGAR AND FAX
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary Beth Breslin

Re:	CareFusion Corporation
Amendment No. 4 to the Registration Statement on Form 10
(File No. 001-34273)
Filed on July 7, 2009

Dear Ms. Breslin:
     Further to our conversation on July 8, 2009, on behalf of our client, CareFusion Corporation (the “Company”), which is currently a wholly owned subsidiary of Cardinal Health, Inc. (“Cardinal Health”), we are providing to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) certain changed pages of the Information Statement which will form a part of Amendment No. 5 to the Registration Statement in response to comments 2 and 3 in your letter dated July 7, 2009 regarding Amendment No. 4 to the Registration Statement on Form 10 of the Company (File No. 001-34273) (the “Registration Statement”). If it would expedite the review of the information provided herein, please do not hesitate to call Erika Weinberg at (212) 310-8910.

Very truly yours,

	/s/ Erika Weinberg	/s/ David A. Katz

	Erika Weinberg, Esq.	David A. Katz, Esq.
	Weil, Gotshal & Manges LLP	Wachtell, Lipton, Rosen & Katz

cc:	Jack Adams, Esq.
James Barnett, Esq.
Rod D. Miller, Esq.
David K. Lam, Esq.

Will I receive physical certificates representing shares of CareFusion common stock following the separation?	No. Following the separation, CareFusion will not issue physical certificates representing shares of CareFusion common stock. If you own common shares of Cardinal Health as of the close of business on the record date, Cardinal Health, with the assistance of Computershare Trust Company N.A., the settlement and distribution agent, will electronically distribute shares of CareFusion common stock to you or to your brokerage firm on your behalf by way of direct registration in book-entry form. Computershare will mail you a book-entry account statement that reflects your shares of CareFusion common stock, or your bank or brokerage firm will credit your account for the shares.
Following the distribution, shareholders whose shares are held in book-entry form may request that their shares of CareFusion common stock held in book-entry form be transferred to a brokerage or other account at any time, without charge.
How many shares of CareFusion common stock will I receive in the distribution?	Cardinal Health will distribute to you 0.5 shares of CareFusion common stock for each common share of Cardinal Health held at the record date. Based on approximately 360 million Cardinal Health common shares outstanding as of March 31, 2009, a total of approximately 180 million shares of CareFusion common stock will be distributed. Cardinal Health will retain up to an additional 45 million shares following the distribution. For additional information on the distribution, see “The Distribution.”
Will CareFusion issue fractional shares of its common stock in the distribution?	No. CareFusion will not issue fractional shares of its common stock in the distribution. Fractional shares that Cardinal Health shareholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to those shareholders who would otherwise have been entitled to receive fractional shares.
How will Cardinal Health vote any shares of our common stock it retains?	Cardinal Health is required to vote any shares of our common stock it retains immediately after the separation in proportion to the votes cast by our other stockholders and will grant us a proxy with respect to such shares. For additional information on these voting arrangements, see “Our Relationship with Cardinal Health Following the Distribution — Agreements with Cardinal Health — Stockholder’s and Registration Rights Agreement.”
What does Cardinal Health intend to do with any shares of our common stock it retains?	Cardinal Health is required to dispose of our shares within five years of the distribution. Cardinal Health may dispose of our shares through an exchange for Cardinal Health debt, open-market sales, private sales or a combination of the foregoing.
What are the conditions to the distribution?	The distribution is subject to final approval by the board of directors of Cardinal Health, as well as a number of additional conditions, including, among others,

•   the receipt of a private letter ruling from the Internal Revenue Service, or IRS, substantially to the effect that, among other things, the contribution by Cardinal Health of assets of the clinical and medical products business to CareFusion, or the contribution, and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended, or the Code, which Cardinal Health has received;

What are the material U.S. federal income tax consequences of the contribution and the distribution?	It is a condition to the completion of the distribution that Cardinal Health obtain a private letter ruling from the IRS substantially to the effect that, among other things, the contribution and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, which Cardinal Health has received. In addition, it is a condition to the completion of the distribution that Cardinal Health receive opinions of Weil, Gotshal & Manges LLP and Wachtell, Lipton, Rosen & Katz, co-counsel to Cardinal Health, to the effect that the contribution and the distribution will qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code. Assuming the contribution and the distribution so qualify, for U.S. federal income tax purposes, no gain or loss will generally be recognized by Cardinal Health in connection with the contribution and distribution and, except with respect to cash received in lieu of a fractional share of CareFusion common stock no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of CareFusion common stock in the distribution. You will generally recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of a fractional share of CareFusion common stock. For more information regarding the private letter ruling and the potential U.S. federal income tax consequences to Cardinal Health and to you of the contribution and the distribution, see the section entitled “The Separation — Material U.S. Federal Income Tax Consequences.”
How will I determine my tax basis in the CareFusion shares I receive in the distribution?	Generally, for U.S. federal income tax purposes, your aggregate basis in the common shares that you hold in Cardinal Health and the new CareFusion common stock received in the distribution (including any fractional share interest in CareFusion common stock for which cash is received) will equal the aggregate basis in the common shares of Cardinal Health held by you immediately before the distribution, allocated between your common shares of Cardinal Health and the CareFusion common stock (including any fractional share interest in CareFusion common stock for which cash is received) you receive in the distribution in proportion to the relative fair market value of each on the distribution date.
You should consult your tax advisor about the particular consequences of the distribution to you, including the application of state, local and foreign tax laws.

We have no operating history as a separate public company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly-traded company and may not be a reliable indicator of our future results.

The historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly-traded company during the periods presented or those that we will achieve in the future primarily as a result of the following factors:

•	Prior to the separation, our business was operated by Cardinal Health as part of its broader corporate organization, rather than as an independent company. Cardinal Health or one of its affiliates performed various corporate functions for us, including, but not limited to, legal, treasury, accounting, auditing, risk management, information technology, human resources, corporate affairs, tax administration, certain governance functions (including compliance with the Sarbanes-Oxley Act of 2002 and internal audit) and external reporting. Our historical and pro forma financial results reflect allocations of corporate expenses from Cardinal Health for these and similar functions. These allocations are likely to be less than the comparable expenses we believe we would have incurred had we operated as a separate publicly traded company.

•	Currently, our business is integrated with the other businesses of Cardinal Health. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. While we will enter into transition agreements that will govern certain commercial and other relationships among us and Cardinal Health after the separation, those transitional arrangements may not fully capture the benefits our businesses have enjoyed as a result of being integrated with the other businesses of Cardinal Health. The loss of these benefits could have an adverse effect on our results of operations and financial condition following the completion of the separation.

•	Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions, research and development and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of Cardinal Health. Following the completion of the separation we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements.

•	Subsequent to the completion of the separation, the cost of capital for our business may be higher than Cardinal Health’s cost of capital prior to the separation because Cardinal Health’s current cost of debt may be lower than ours following the separation.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of it operating as a company separate from Cardinal Health.

If, following the completion of the separation, there is a determination that the separation is taxable for U.S. federal income tax purposes because the facts, assumptions, representations or undertakings underlying the IRS ruling or tax opinions are incorrect or for any other reason, then Cardinal Health and its shareholders that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities and we could incur significant liabilities.

The distribution is conditioned upon Cardinal Health’s receipt of a private letter ruling from the IRS substantially to the effect that, among other things, the contribution and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, which Cardinal Health has received. In addition, it is a condition to the distribution that Cardinal Health receive opinions of Weil, Gotshal & Manges LLP and Wachtell, Lipton, Rosen & Katz, co-counsel to Cardinal Health, to the effect that the contribution and the distribution will qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code. The ruling relies, and the opinions will rely, on certain facts, assumptions, representations and undertakings from Cardinal Health and us regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not otherwise satisfied, Cardinal Health and its shareholders may not be able to ended June 30, 2008, June 30, 2007 and June 30, 2006. It also includes a discussion of how the separation will affect our capital resources.

•	Critical Accounting Policies and Sensitive Accounting Estimates — This section describes the accounting policies and estimates that we consider most important for our business and that require significant judgment.

Separation from Cardinal Health, Inc.

On September 29, 2008, Cardinal Health announced that it intended to separate its clinical and medical products businesses from the remainder of its businesses through a pro rata distribution of the common stock of an entity holding the assets and liabilities associated with the clinical and medical products businesses. CareFusion Corporation was incorporated in Delaware on January 14, 2009 for the purpose of holding such businesses and is currently a wholly owned subsidiary of Cardinal Health.

The distribution is subject to final approval by the board of directors of Cardinal Health, as well as a number of additional conditions, including, among others,

•	the receipt of a private letter ruling from the IRS substantially to the effect that, among other things, the contribution by Cardinal Health of the assets of the clinical and medical products businesses to CareFusion and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, which Cardinal Health has received;

•	the receipt of opinions from Weil, Gotshal & Manges LLP and Wachtell, Lipton, Rosen & Katz, co-counsel to Cardinal Health, to the effect that the contribution and distribution will qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code;

•	the SEC declaring effective the registration statement of which this information statement forms a part;

•	receipt of investment grade credit ratings for each of Cardinal Health and CareFusion; and

•	the completion of the financing necessary for a cash distribution from CareFusion to Cardinal Health prior to the distribution.

We cannot assure you that any or all of these conditions will be met. For a complete discussion of all of the conditions to the distribution, see “The Distribution — Conditions to the Distribution.”

In connection with the separation, we expect to incur one-time expenditures of between approximately $35 million and $45 million. These expenditures primarily consist of employee-related costs, costs to start up certain stand-alone functions and information technology systems and other one-time transaction related costs. We expect to fund these costs through cash from operations, cash on hand and, if necessary, cash available from one or more credit facilities to be entered into prior to or concurrently with the completion of the separation. A portion of these expenditures will be capitalized and amortized over their useful lives and others will be expensed as incurred, depending on their nature. Additionally, we will incur increased costs as a result of becoming an independent, publicly-traded company, primarily from higher charges than in the past from Cardinal Health for transition services and from establishing or expanding the corporate support for our businesses, including information technology, human resources, treasury, tax, risk management, accounting and financial reporting, investor relations, legal, procurement and other services. In the first year following the separation, these annual operating costs are estimated to be approximately $25 million to $30 million higher than the general corporate expenses historically allocated from Cardinal Health to us. We believe cash flow from operations will be sufficient to fund these additional corporate expenses.

We do not anticipate that increased costs solely from becoming an independent, publicly-traded company will have an adverse effect on our growth rate in the future.

issued. The “when-issued” trading market will be a market for our common stock that will be distributed to holders of Cardinal Health common shares on the distribution date. If you owned Cardinal Health common shares at the close of business on the record date, you would be entitled to our common stock distributed pursuant to the distribution. You may trade this entitlement to shares of our common stock, without the Cardinal Health common shares you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to our common stock will end, and “regular-way” trading will begin.

Conditions to the Distribution

We expect that the distribution will be effective on          , 2009, which is the distribution date, provided that, among other conditions described in this information statement under “Our Relationship with Cardinal Health Following the Distribution — Conditions to the Separation and Distribution,” including the final approval by the board of directors of Cardinal Health, the following conditions shall have been satisfied or waived:

•	the completion of the financing necessary for a cash distribution from CareFusion to Cardinal Health prior to the distribution;

•	the completion of the separation, the distribution and the related transactions in accordance with the plan of reorganization set forth in the separation agreement;

•	Cardinal Health’s receipt of a private letter ruling from the IRS substantially to the effect that, among other things, the contribution by Cardinal Health of the assets of the clinical and medical products businesses to us and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, which Cardinal Health has received, and Cardinal Health’s receipt of opinions from Weil, Gotshal & Manges LLP and Wachtell, Lipton, Rosen & Katz, co-counsel to Cardinal Health, to the effect that the contribution and distribution will qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code;

•	the SEC declaring effective our registration statement on Form 10, of which this information statement forms a part;

•	all actions and filings necessary or appropriate under applicable federal, state or foreign securities laws shall have been taken and, where applicable, become effective or been accepted by the applicable governmental authority;

•	the approval for listing on the NYSE of the shares of our common stock to be delivered to Cardinal Health shareholders on the distribution date;

•	the transaction agreements relating to the separation shall have been duly executed and delivered by the parties;

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the related transactions shall be in effect;

•	all of Cardinal Health’s representatives or designees shall have resigned or been removed as officers of CareFusion or its subsidiaries and all of our representatives or designees shall have resigned or been removed as officers of Cardinal Health or its subsidiaries;

•	an amendment of Cardinal Health’s existing credit facility in connection with the transactions required to effect the separation and the distribution shall have been executed and delivered by the parties to such facility and such amendment shall be in full force and effect;

•	confirmation from ratings agencies that we and Cardinal Health will be able to obtain investment grade credit ratings after giving effect to the reorganization and the distribution; and

letter ruling request and the opinions of counsel to qualify as a tax-free transaction for U.S. federal income tax purposes will be borne by us and Cardinal Health based on certain percentages to be agreed upon based on relative market capitalization, except if such failure is attributable to our action or inaction or Cardinal Health’s action or inaction, as the case may be, or any event (or series of events) involving our assets or stock (including any dispositions by Cardinal Health of any shares of our common stock) or the assets or stock of Cardinal Health, as the case may be, in which case the resulting liability will be borne in full by us or Cardinal Health, respectively;

•	certain shared contracts will be assigned, in part to us or our applicable subsidiaries or be appropriately amended;

•	except as otherwise provided in the separation agreement or any other transaction agreements, Cardinal Health will be responsible for any costs or expenses incurred prior to the distribution date in connection with the separation and the costs and expenses relating to legal counsel, financial advisors and accounting advisory work related to the separation; and

•	except as otherwise provided in the separation agreement or other transaction agreements, the corporate costs and expenses incurred after the distribution date relating to the separation will be borne by the party incurring such expenses.

Except as may expressly be set forth in the separation agreement or any other transaction agreements, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that (i) any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, and (ii) any necessary consents or governmental approvals are not obtained or that any requirements of laws or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the separation agreement and the other transaction agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of the other party. Each party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the separation agreement to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Conditions to the Separation and Distribution

The separation agreement will provide that the separation and the distribution are subject to the satisfaction (or waiver by Cardinal Health) of the following conditions:

•	the completion of the financing necessary for a cash distribution from CareFusion to Cardinal Health prior to the distribution;

•	the completion of the separation, the distribution and the related transactions in accordance with the plan of reorganization set forth in the separation agreement;

•	Cardinal Health’s receipt of a private letter ruling from the IRS substantially to the effect that, among other things, the contribution by Cardinal Health of the assets of the clinical and medical products businesses to us and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, which Cardinal Health has received, and Cardinal Health’s receipt of opinions from Weil, Gotshal & Manges LLP and Wachtell, Lipton, Rosen & Katz, co-counsel to Cardinal Health, to the effect that the contribution and distribution will qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code;

•	the SEC declaring effective our registration statement on Form 10, of which this information statement forms a part;

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of material U.S. federal income tax consequences of the contribution by Cardinal Health of assets of the clinical and medical products business to us and the distribution by Cardinal Health of at least 80% of our outstanding common stock to its shareholders. This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code and the U.S. Treasury regulations, all as in effect on the date of this information statement, and is subject to changes in these or other governing authorities, any of which may have a retroactive effect. This summary assumes that the contribution and the distribution will be consummated in accordance with the separation agreement and as described in this information statement. This summary does not purport to be a complete description of all U.S. federal income tax consequences of the contribution and the distribution nor does it address the effects of any state, local or foreign tax laws or U.S. federal tax laws other than those relating to income taxes on the contribution and the distribution. The tax treatment of a Cardinal Health shareholder may vary depending upon that shareholder’s particular situation, and certain shareholders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold common shares in Cardinal Health, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, shareholders who hold their Cardinal Health common shares as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” individuals who received Cardinal Health common shares upon the exercise of employee stock options or otherwise as compensation, and shareholders who are subject to alternative minimum tax) may be subject to special rules not discussed below. This summary does not address U.S. federal income tax consequences to a Cardinal Health shareholder who, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign trust or estate. In addition, this summary does not address the U.S. federal income tax consequences to those Cardinal Health shareholders who do not hold their Cardinal Health common shares as capital assets within the meaning of Section 1221 of the Code.

Each shareholder is urged to consult the shareholder’s tax advisor as to the specific tax consequences of the distribution to that shareholder, including the effect of any U.S. federal, state or local or foreign tax laws and of changes in applicable tax laws.

The distribution is conditioned upon Cardinal Health’s receipt of a private letter ruling from the IRS substantially to the effect that, among other things, the contribution and the distribution will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Cardinal Health received a private letter ruling from the IRS substantially to the effect that the contribution and the distribution will so qualify. In addition, it is a condition to the distribution that Cardinal Health receive opinions of Weil, Gotshal & Manges LLP and Wachtell, Lipton, Rosen & Katz, co-counsel to Cardinal Health, to the effect that the contribution and the distribution will qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code. Such ruling is based on and such opinions will be based on, among other things, certain assumptions as well as on the accuracy and completeness of certain representations and statements that Cardinal Health and we made to the IRS and will make to counsel. In rendering the ruling and opinions, the IRS relied, and in rendering the opinions counsel will rely, on certain covenants that Cardinal Health and we enter into, including the adherence by Cardinal Health and us to certain restrictions on future actions. Although a private letter ruling from the IRS is generally binding on the IRS, if any of the assumptions, representations or statements that Cardinal Health and we made are, or become, inaccurate or incomplete, or if Cardinal Health or we breach any of our covenants, the contribution and the distribution might not qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. In addition, if any of the assumptions, representations or statements that Cardinal Health and we make are, or become, inaccurate or incomplete, or if Cardinal Health or we breach any of our covenants, the conclusions reached by counsel in their opinions might no longer be valid. The opinions will not be binding on the IRS or the courts.

Under the private letter ruling from the IRS, the contribution and the distribution will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, and accordingly, the following will describe the material U.S. federal income tax consequences to Cardinal Health, us and Cardinal Health shareholders of the contribution and the distribution:

•	subject to the discussion below regarding Section 355(e) of the Code, neither we nor Cardinal Health will recognize any gain or loss upon the contribution and the distribution of our common stock and no amount will be includable in the income of Cardinal Health or us as a result of the contribution and the distribution other than taxable income or gain possibly arising out of internal restructurings undertaken in connection with the separation and with respect to any “excess loss account” or “intercompany transaction” required to be taken into account under U.S. Treasury regulations relating to consolidated federal income tax returns;

•	a Cardinal Health shareholder will not recognize any gain or loss and no amount will be includable in income as a result of the receipt of our common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares of our common stock;

•	a Cardinal Health shareholder’s aggregate tax basis in such shareholder’s Cardinal Health common shares and in our common stock received in the distribution (including any fractional share interest in our common stock for which cash is received) will equal such shareholder’s tax basis in its Cardinal Health common shares immediately before the distribution, allocated between the Cardinal Health common shares and our common stock (including any fractional share interest in our common stock for which cash is received) in proportion to their relative fair market values on the distribution date;

•	a Cardinal Health shareholder’s holding period for our common stock received in the distribution (including any fractional share interest in our common stock for which cash is received) will include the holding period for that shareholder’s Cardinal Health common shares; and

•	a Cardinal Health shareholder who receives cash in lieu of a fractional share of our common stock in the distribution will be treated as having sold such fractional share for cash, and will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the Cardinal Health shareholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the shareholder’s holding period for its Cardinal Health common shares exceeds one year at the time of the distribution.

U.S. Treasury regulations provide that if a Cardinal Health shareholder holds different blocks of Cardinal Health common shares (generally common shares of Cardinal Health purchased or acquired on different dates or at different prices), the aggregate basis for each block of Cardinal Health common shares purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of our common stock received in the distribution in respect of such block of Cardinal Health common shares and such block of Cardinal Health common shares, in proportion to their respective fair market values. The holding period of the shares of our common stock received in the distribution in respect of such block of Cardinal Health common shares will include the holding period of such block of Cardinal Health common shares. If a Cardinal Health shareholder is not able to identify which particular shares of our common stock are received in the distribution with respect to a particular block of Cardinal Health common shares, for purposes of applying the rules described above, the stockholder may designate which shares of our common stock are received in the distribution in respect of a particular block of Cardinal Health common shares, provided that such designation is consistent with the terms of the distribution. Cardinal Health shareholders are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

U.S. Treasury regulations also require each Cardinal Health shareholder who receives our common stock in the distribution to attach to the shareholder’s U.S. federal income tax return for the year in which the stock is received a detailed statement setting forth certain information relating to the tax-free nature of the distribution. Within a reasonable period of time after the distribution, Cardinal Health expects to make available to its shareholders information pertaining to compliance with this requirement.

For the reasons described above, notwithstanding receipt by Cardinal Health of the private letter ruling and opinions of counsel, the IRS could assert successfully that the distribution was taxable. In that event the above consequences would not apply and both Cardinal Health and holders of Cardinal Health common shares who received shares of our common stock in the distribution could be subject to significant U.S. federal income tax liability. If the distribution were to fail to qualify under Section 355 of the Code, then:

•	Cardinal Health would recognize gain in an amount equal to the excess of the fair market value of our common stock on the distribution date distributed to Cardinal Health shareholders (including any fractional shares sold on behalf of a shareholder) over Cardinal Health’s adjusted tax basis in our common stock;

•	a Cardinal Health shareholder who received our common stock in the distribution would be treated as having received a taxable distribution in an amount equal to the fair market value of such stock (including any fractional shares sold on behalf of the shareholder) on the distribution date. That distribution would be taxable to the shareholder as a dividend to the extent of Cardinal Health’s current and accumulated earnings and profits. Any amount that exceeded Cardinal Health’s earnings and profits would be treated first as a non-taxable return of capital to the extent of the Cardinal Health shareholder’s tax basis in its Cardinal Health common shares (which amounts would reduce such shareholder’s tax basis in its Cardinal Health common shares), with any remaining amounts being taxed as capital gain;

•	certain shareholders would be subject to additional special rules governing taxable distributions, such as those that relate to the dividends received deduction and extraordinary dividends; and

•	a Cardinal Health shareholder’s aggregate tax basis in our common stock received in the distribution generally would equal the fair market value of the common stock on the distribution date, and the holding period for that stock would begin the day after the distribution date. The holding period for the shareholder’s Cardinal Health common shares would not be affected by the fact that the distribution was taxable.

Even if the distribution otherwise qualifies as tax-free for U.S. federal income tax purposes under Section 355 of the Code, it could be taxable to Cardinal Health (but not Cardinal Health’s shareholders) under Section 355(e) of the Code if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest by vote or value, in Cardinal Health or us. For this purpose, any acquisitions of Cardinal Health common shares or our common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although Cardinal Health or we may be able to rebut that presumption.

Payments of cash to holders of Cardinal Health common shares in lieu of fractional shares may be subject to information reporting and backup withholding at a rate of 28%, unless a shareholder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a shareholder’s U.S. federal income tax liability, provided that the required information is timely supplied to the IRS.

In connection with the distribution, we and Cardinal Health will enter into a tax matters agreement pursuant to which we will agree to be responsible for certain tax liabilities and obligations following the distribution. For a description of the tax matters agreement, see “Our Relationship with Cardinal Health Following the Distribution — Agreements with Cardinal Health — Tax Matters Agreement.”

The foregoing is a summary of material U.S. federal income tax consequences of the contribution and the distribution under current law and particular circumstances. The foregoing does not purport to address all U.S. federal income tax consequences or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of shareholders. Each Cardinal Health shareholder should consult its own tax advisor as to the particular tax consequences of the distribution to such shareholder, including the application of U.S. federal, state or local and foreign tax laws, and the effect of possible changes in tax laws that may affect the tax consequences described above.

Interest Rates

Borrowings under the three-year revolving credit facility will bear interest at a floating rate per annum based upon the London interbank offered rate for dollars (“LIBOR”) or the alternate base rate (“ABR”), in each case, plus an applicable margin, which in the case of LIBOR varies from 2.1% to 3.375% depending on CareFusion’s debt ratings and in the case of ABR varies from 1.1% to 2.375% depending on CareFusion’s debt ratings.

Borrowings under the 364-day revolving credit facility will bear interest at a floating rate per annum based upon LIBOR or ABR, in each case, plus an applicable margin, which in the case of LIBOR varies from 2.2% to 3.5% based upon CareFusion’s debt ratings and in the case of ABR varies from 1.2% to 2.5% based upon CareFusion’s debt ratings.

Notwithstanding any of the foregoing, should any loans remain outstanding under the bridge loan facility, the applicable margin applicable to borrowings under both revolving credit facilities will be increased by 1.0% after 90 days, by 2.0% after 180 days and by 3.0% after 270 days of closing.

Should borrowings under the revolving credit facilities not be repaid when due, such borrowings shall bear interest at a default rate equal to the then applicable interest rate (as described above), plus 2.0%.

Prepayments

We are permitted to voluntarily prepay outstanding loans under the revolving credit facilities at any time, in whole or in part, plus accrued and unpaid interest and certain breakage costs.

Guarantees

All obligations under the revolving credit facilities will be guaranteed by each of our existing and future direct and indirect material domestic subsidiaries.

Certain Covenants and Events of Default

The revolving credit facilities contain certain customary negative covenants that will restrict our ability to, among other things:

•	incur debt at subsidiaries;

•	incur liens;

•	make investments, loans, advances, guarantees and acquisitions;

•	make dispositions; and

•	enter into transactions with affiliates.

These covenants are subject to exceptions and baskets that have been agreed and are described in the applicable documentation for the revolving credit facilities, as customary for these type of facilities.

In addition, the revolving credit facilities require us to comply with the following financial covenants:

•	a maximum consolidated leverage ratio of 3.00:1.00; and

•	a minimum consolidated interest coverage ratio of 3.25:1.00 for the fiscal quarters ended on September 30, 2009 and December 31, 2009, 3.50:1.00 for the fiscal quarter ended on March 31, 2010 and 3.75:1.00 for the fiscal quarter ended on June 30, 2010 and thereafter.

The revolving credit facilities also contain certain usual and customary representations and warranties, affirmative covenants and events of default.

Bridge Loan Facility

On July 1, 2009, we entered into a bridge credit agreement with Bank of America, N.A., as administrative agent, and Bank of America LLC, J.P. Morgan Securities Inc. and Morgan Stanley Senior Funding, Inc (or one of their affiliates) as joint lead arrangers and book managers.

Our new senior unsecured bridge loan facility (the “bridge loan facility”) will provide financing for an aggregate principal amount of $1.4 billion, with a term of 364 days from the date of funding under such facility. If a notes offering is successfully completed prior to the separation, those proceeds will be applied to reduce or repay in full amounts under the bridge loan facility. Any borrowings from the bridge loan facility will only be used for the payment of the distribution to Cardinal Health.

Funding under the bridge loan facility will be subject to certain closing conditions, including but not limited to the receipt of investment grade ratings and the completion of the contribution.

Interest Rates

Borrowings under the bridge loan facility will bear interest at a floating rate per annum based upon LIBOR or ABR, in each case, plus an applicable margin, which in the case of LIBOR varies from 2.5% to 4.0% based upon CareFusion’s debt ratings and in the case of ABR varies from 1.5% to 3.0% based upon CareFusion’s debt ratings. The applicable margin under the bridge loan facility will be increased by 1.0% after 90 days, by 2.0% after 180 days and by 3.0% after 270 days of closing.

Should borrowings under the bridge loan facility not be repaid when due, such borrowings shall bear interest at a default rate equal to the then applicable interest rate (as described above), plus 2.0%.

Prepayments

We are permitted to voluntarily prepay outstanding loans under the bridge loan facility at any time, in whole or in part, plus accrued and unpaid interest and certain breakage costs.

The bridge loan facility requires us to prepay outstanding bridge loans, subject to certain exceptions, with net proceeds from any:

•	asset sales by us or any of our subsidiaries;

•	debt and equity issuances; and

•	other indebtedness incurred by us or our subsidiaries (except for indebtedness under the revolving credit facilities).

Guarantees

All obligations under the bridge loan facility will be guaranteed by each of our existing and future direct and indirect domestic material subsidiaries.

Certain Covenants and Events of Default

The bridge loan facility will contain covenants and events of default substantially similar to those contained in the revolving credit facilities, subject in each case to such variations as are customary for a bridge loan facility.

CAREFUSION CORPORATION

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

expert provided a certification to the FDA indicating that the infusion pump operations are in conformity with the FDC Act, which meets the requirements of the original Consent Decree. On June 2, 2009, the independent expert provided a certification to the FDA on the remainder of the items required by the Amended Consent Decree.

We cannot currently predict the outcome of this matter, whether additional amounts will be incurred to resolve this matter or the matter’s ultimate impact on our business. We may be obligated to pay more or less than the amount that we reserved in connection with the Amended Consent Decree and our corrective action plan because, among other things, the cost of implementing the corrective action plan may be different than our current expectations (including as a result of changes in manufacturing, delivery and material costs), the FDA may determine that we are not fully compliant with the Amended Consent Decree or our corrective action plan and therefore impose penalties under the Amended Consent Decree, and/or we may be subject to future proceedings and litigation relating to the matters addressed in the Amended Consent Decree.

Cost Reduction Initiatives

Primarily in response to the delay in hospital capital spending and the overall decline in the global economy, we will reduce our global workforce by approximately 800 people. We expect to record a $29.7 million pre-tax restructuring charge for fiscal 2009 associated with these actions and an additional $24.5 million pre-tax restructuring charge for fiscal 2010. We recorded $8.0 million of the anticipated $29.7 million pre-tax restructuring charge for fiscal 2009 in the third quarter of fiscal 2009.

Income Tax Refund Claim

During the third quarter of fiscal year 2009, Cardinal Health filed a claim with the IRS to amend the filing position taken on its U.S. federal income tax return for fiscal years 2004 through 2006 related to a secured loan transaction involving certain of our sales-type lease receivables. Since our income taxes are presented on a separate return basis, we recognized a $24.4 million net tax benefit in the third quarter of fiscal year 2009 related to this item.

Private Letter Ruling

On June 29, 2009, the IRS issued a private letter ruling to Cardinal Health substantially to the effect that, among other things, the contribution by Cardinal Health of assets of the clinical and medical products business to CareFusion and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code.

Debt Agreements

On July 1, 2009, we entered into revolving credit facilities with an aggregate principal balance of $720.0 million, with commitments thereunder allocated $240 million to a 364-day revolving credit facility and $480 million to a three-year revolving credit facility. The commitment under the three-year facility is subject to increase, upon our request, by up to an aggregate of $30.0 million, subject to commitments from lenders. Funding under the revolving credit facilities will be subject to certain closing conditions, including but not limited to the receipt of investment grade credit ratings and completion of the contribution. The revolving credit facilities are subject to customary covenants, and obligations under the revolving credit facilities will be guaranteed by each of our existing and future direct and indirect material domestic subsidiaries. Borrowings under the revolving credit facilities will bear interest at a floating rate per annum based upon the London interbank offered rate for dollars (“LIBOR”) or the alternate base rate (“ABR”), in each case plus an applicable margin. For the three-year revolving credit facility, LIBOR varies from 2.1% to 3.375% based on CareFusion’s debt ratings and in the case of ABR varies from 1.1% to 2.375% based on CareFusion’s debt ratings. For the 364-day revolving facility, LIBOR varies from 2.2% to 3.5% based on CareFusion’s debt ratings and in the case of ABR varies from 1.2% to 2.5% based on CareFusion’s debt ratings. Notwithstanding any of the foregoing, should any loans remain outstanding under the bridge loan facility, (see below) the

CAREFUSION CORPORATION

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

applicable margin applicable to borrowings under both revolving credit facilities will be increased by 1.0% after 90 days, by 2.0% after 180 days and by 3.0% after 270 days of closing.

On July 1, 2009, we also entered into a senior unsecured bridge loan facility (the “bridge loan facility”) that will provide financing for an aggregate principal amount of $1.4 billion, with a term of 364 days from the date of funding under such facility. Funding under the bridge loan facility will be subject to certain closing conditions, including but not limited to receipt of investment grade credit ratings and completion of the contribution. Borrowings under the bridge loan facility will bear interest at a floating rate per annum based upon LIBOR or ABR, in each case, plus an applicable margin, which in the case of LIBOR varies from 2.5% to 4.0% based upon CareFusion’s debt ratings and in the case of ABR varies from 1.5% to 3.0% based upon CareFusion’s debt ratings. The applicable margin under the bridge loan facility will be increased by 1.0% after 90 days, by 2.0% and by 3.0% after 270 days of closing. We are permitted to voluntarily prepay outstanding loans under the bridge loan facility at any time, and we are required to prepay the bridge loan facility with proceeds received from asset sales, debt or equity issuances or new indebtedness incurred by our subsidiaries (except for indebtedness under the revolving credit facilities). Obligations under the bridge loan facility will be guaranteed by each of our existing and future direct and indirect material domestic subsidiaries.

CAREFUSION CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS
(Unaudited)

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Separation from Cardinal Health, Inc.

On September 29, 2008, Cardinal Health announced that it intended to separate its clinical and medical products businesses from the remainder of its businesses through a pro rata distribution of the common stock of an entity holding the assets and liabilities associated with the clinical and medical products businesses. We were incorporated in Delaware on January 14, 2009 to be the entity to hold such businesses, and subject to approval by the board of directors of Cardinal Health and other conditions described below, at least 80% of our outstanding common stock will be distributed to Cardinal Health shareholders. Cardinal Health will retain certain lines of business that manufacture and sell surgical and exam gloves, drapes and apparel and fluid management products in the U.S. market that we historically managed and are currently part of the clinical and medical products businesses of Cardinal Health and included in our financial statements in the Medical Technologies and Services segment.

The distribution of our common stock to Cardinal Health shareholders is conditioned on, among other things, final approval of the distribution plan by the Cardinal Health board of directors; the receipt of a private letter ruling from the Internal Revenue Service, or IRS, substantially to the effect that, among other things, the contribution by Cardinal Health of assets of the clinical and medical products business to CareFusion, or the contribution, and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355(a) and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended, or the Code; the receipt of opinions from Weil, Gotshal & Manges LLP and Wachtell, Lipton, Rosen & Katz, co-counsel to Cardinal Health, to the effect that the contribution and distribution will qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code; the U.S. Securities and Exchange Commission, or the SEC, declaring effective the registration statement of which this information statement forms a part; receipt of investment grade credit ratings for each of Cardinal Health and us; and the completion of the financing necessary for a cash distribution from CareFusion to Cardinal Health prior to the distribution. Immediately following the distribution, Cardinal Health will retain no more than 19.9% of our outstanding common stock. Cardinal Health is required to dispose of the shares of our common stock within five years of the distribution.

Subsequent to the distribution, we expect to incur one-time expenditures primarily consisting of employee-related costs, including severance, costs to start up certain stand-alone functions and information technology systems, and other one-time transaction related costs. Additionally, we will incur increased costs as a result of becoming an independent publicly-traded company, primarily from higher charges than in the past from Cardinal Health for transition services and from establishing or expanding the corporate support for our businesses, including information technology, human resources, treasury, tax, risk management, accounting and financial reporting, investor relations, legal, procurement and other services. We believe cash flow from operations will be sufficient to fund these additional corporate expenses.

Unless the context otherwise requires, references in these notes to unaudited interim condensed combined financial statements to “CareFusion Corporation,” “CareFusion,” “we,” “us,” “our” and “our company” refer to CareFusion Corporation and its combined subsidiaries. References in notes to unaudited interim condensed combined financial statements to “Cardinal Health” or “parent” refers to Cardinal Health, Inc., an Ohio corporation, and its consolidated subsidiaries (other than CareFusion Corporation and its combined subsidiaries), unless the context otherwise requires.

Our Business

We are a global medical technology company with products and services designed to improve the safety and quality of healthcare. We offer comprehensive product lines in the areas of intravenous, or IV, infusion,

CAREFUSION CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

The following summarizes all stock option transactions for our employees under the Plans from July 1, 2008 through March 31, 2009:

		Weighted Average
		Exercise Price
	Options	per Cardinal Health
	Outstanding	Common Share
	(in millions, except per share amounts)

Balance at June 30, 2008	12.5	$58.41
Granted	1.0	55.84
Exercised	0.5	34.27
Canceled	1.4	59.34

Balance at March 31, 2009	11.6	59.10

Exercisable at March 31, 2009	9.1	58.22

The weighted average fair value of stock options granted during the nine months ended March 31, 2009 was $14.12.

11.	SUBSEQUENT EVENTS (UNAUDITED)

Private Letter Ruling

On June 29, 2009, the IRS issued a private letter ruling to Cardinal Health substantially to the effect that, among other things, the contribution by Cardinal Health of assets of the clinical and medical products business to CareFusion and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code.

Debt Agreements

On July 1, 2009, we entered into revolving credit facilities with an aggregate principal balance of $720.0 million, with commitments thereunder allocated $240 million to a 364-day revolving credit facility and $480 million to a three-year revolving credit facility. The commitment under the three-year facility is subject to increase, upon our request, by up to an aggregate of $30.0 million, subject to commitments from lenders. Funding under the revolving credit facilities will be subject to certain closing conditions, including but not limited to the receipt of investment grade credit ratings and completion of the contribution. The revolving credit facilities are subject to customary covenants, and obligations under the revolving credit facilities will be guaranteed by each of our existing and future direct and indirect material domestic subsidiaries. Borrowings under the revolving credit facilities will bear interest at a floating rate per annum based upon the London interbank offered rate for dollars (“LIBOR”) or the alternate base rate (“ABR”), in each case plus an applicable margin. For the three-year revolving credit facility, LIBOR varies from 2.1% to 3.375% based on CareFusion’s debt ratings and in the case of ABR varies from 1.1% to 2.375% based on CareFusion’s debt ratings. For the 364-day revolving facility, LIBOR varies from 2.2% to 3.5% based on CareFusion’s debt ratings and in the case of ABR varies from 1.2% to 2.5% based on CareFusion’s debt ratings. Notwithstanding any of the foregoing, should any loans remain outstanding under the bridge loan facility, (see below) the applicable margin applicable to borrowings under both revolving credit facilities will be increased by 1.0% after 90 days, by 2.0% after 180 days and by 3.0% after 270 days of closing.

CAREFUSION CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

On July 1, 2009, we also entered into a senior unsecured bridge loan facility (the “bridge loan facility”) that will provide financing for an aggregate principal amount of $1.4 billion, with a term of 364 days from the date of funding under such facility. Funding under the bridge loan facility will be subject to certain closing conditions, including but not limited to receipt of investment grade credit ratings and completion of the contribution. Borrowings under the bridge loan facility will bear interest at a floating rate per annum based upon LIBOR or ABR, in each case, plus an applicable margin, which in the case of LIBOR varies from 2.5% to 4.0% based upon CareFusion’s debt ratings and in the case of ABR varies from 1.5% to 3.0% based upon CareFusion’s debt ratings. The applicable margin under the bridge loan facility will be increased by 1.0% after 90 days, by 2.0% and by 3.0% after 270 days of closing. We are permitted to voluntarily prepay outstanding loans under the bridge loan facility at any time, and we are required to prepay the bridge loan facility with proceeds received from asset sales, debt or equity issuances or new indebtedness incurred by our subsidiaries (except for indebtedness under the revolving credit facilities). Obligations under the bridge loan facility will be guaranteed by each of our existing and future direct and indirect material domestic subsidiaries.